OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

EpigenCare Inc.

110 Bi County Blvd.
Ste. 122
Farmingdale, NY 11735

https://token.epigencare.com

25000 shares of EPIC Tokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Company	EpigenCare Inc.
Corporate Address	110 Bi County Blvd. Ste. 122 Farmingdale, NY 11735 USA
Description of Business	Digital biotechnology company for epigenetic-based personalized skincare
Type of Security Offered	ERC20-Standard Digital Tokens
Name or Symbol of Security	EpigenCare Credits or "EPIC" Tokens
Purchase Price of Security Offered	$0.40
Minimum Investment Amount (per investor)	$400

Investment

$0.40 per *EPIC* token | 2,675,000* available for sale through this offering

**Maximum subject to adjustment for bonus tokens. See 10% Bonus below*

50,000,000 tokens total from all offerings, with up to an additional 10,000,000 allocated for bonuses

100,000,000 tokens total fixed supply

Token holders proportionally receive revenue sharing payments based on 15%, 10%, and 5% of first 3 years of revenue, respectively

Revenue sharing payments are first paid at the end of a 1-year holding period, then quarterly thereafter

Perks*

$400+ Acknowledgement of contribution on official EpigenCare webpage (optional)

$800+ 5% Additional Token Bonus

$2,400+ 10% Additional Token Bonus

$4,000+ 10% Additional Token Bonus + 1 Transferable First-Access Voucher for a Skincare Test ($299 value, US only)

$7,200+ 15% Additional Token Bonus + 2 Transferable First-Access Vouchers for a Skincare Test ($598 value, US only)

$10,400+ 15% Additional Token Bonus + 6 Transferable First-Access Vouchers for a Skincare Test ($1,794 value, US only)

**All perks will occur at the end of this offering. All token bonuses and vouchers will be issued separately by EpigenCare, not StartEngine.*

Token Delivery

All tokens will be delivered by EpigenCare to your Ethereum wallet address between April 16, 2018 and June 30, 2018. If you do not possess an Ethereum wallet address, you will be provided with one along with its private access key with instructions for access and safekeeping.

<u>The 10% Bonus for StartEngine Shareholders</u>

EpigenCare Inc. will offer 10% additional bonus tokens for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any tokens you purchase. For example, if you buy 400 EPIC Tokens at $0.40 / Token, you will receive 40 EPIC Bonus Tokens bonus, meaning you'll own 440 tokens for $160. Fractional tokens will not be distributed and token bonuses will be determined by rounding down to the nearest whole token.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

EpigenCare is the world's first biotech company for personalized skincare by combining epigenetics and blockchain technology.
EpigenCare is connecting consumers with the best skincare products through a direct-to-consumer personal epigenomics test. Its recommendation engine lets skincare companies target products to consumers based on the epigenetic effects of the product ingredients on the consumers' skin profile. The company's structured ecosystem ensures data sold to companies are solely and directly for the consumer's individualized benefit, which can be transparently tracked on the blockchain without revealing the consumer's identity.

A complete business model description and additional details can be accessed through EpigenCare's White Paper:
https://www.epigencare.com/docs/epigencare_whitepaper.pdf

Sales, Supply Chain, & Customer Base

EpigenCare intends to market and sell our epigenetic testing kit and service directly to consumers in the beginning, with eventual distribution through retailers and dermatology-related partnerships. Skincare companies are also advertising clients that will be purchasing data segments from EpigenCare's product recommendation algorithm.

Competition

We recognize that there are a few existing personal genomics services for consumers on the market, particularly *23andMe, PathwayGenomics, HomeDNA,* and *TargetedSkin*. However, all of these tests (including ones specifically for skin) look only at the genetic, not epigenetic, factors of a panel of genes. This means that such tests look only at predisposed characteristics and cannot provide a means to track and quantify changes of skin, which subsequently means they cannot evaluate how skincare products may effect such changes. The genetics of a person at a young age remain the same into old age, and thus measurement of gene expression and function through epigenetic testing must be used. These companies also lack transparency of how customer data is being commercially exploited and sold. Moreover, pseudo-personalization of skincare such as sales consultations is conspicuously inferior to a scientific based test. Lastly, dermatologists currently look at relatively superficial physiological factors and do not have ideal data analysis tools for true personalization of skincare products. Thus, we are offering a first-to-market, unique product and service that has no true competition.

Liabilities and Litigation

EpigenCare does not have any legal liabilities nor is involved in any litigation. EpigenCare's current accounting liabilities include Accounts Payable and Accrued Expenses of $5,868, and $23,032 owed to related party Epigentek Group Inc. For the latter, see the "Indebtness" section for more details.

The team

Officers and directors

William Lee	CEO, Director, Co-Founder
Adam Weiwei Li, MD, Ph.D.	CSO, Director, Co-Founder
Jessica Li	CFO, Director, Co-Founder

William Lee
William Lee is currently CEO and Board Member of EpigenCare Inc., since its inception in April 2017. He is an entrepreneur with over 10 years of experience in both the biotechnology and entertainment sectors. Currently a shareholder of EpiGentek Group Inc., a biotechnology reagents company specializing in epigenetics, he has held the role of VP of Operations since June 2014 and Chief Operating Officer since January 2018. He had also previously founded music licensing and gaming ventures. He has significant experience in management, operations, web development, and both B2B and B2C marketing. Having a passion for disruptive technologies, he invested in Bitcoin in 2013 and subsequently Ethereum in its early days. William Lee studied at New York University and Carnegie Mellon University. While pursuing his MBA at the Carnegie Mellon Tepper School of Business, William realized the vast startup opportunity in the blockchain space and sought to bring the disruptive technology into consumer biotech. As an executive, he will be devoted to EpigenCare on a full time basis.

Adam Weiwei Li, MD, Ph.D.
Dr. Adam Li is currently CSO and Board Member of EpigenCare Inc., since its inception in April 2017. He is also the scientific founder and CSO of EpiGentek Group, Inc., a biotechnology reagents company specializing in epigenetics, since March 2005. He has more than 20 years of experience in oncology and pharmacology as well as 15 years of experience in epigenetic research. His publication list includes 46 peer-reviewed papers in the cancer and epigenetic fields. As the first inventor, he has filed 11 patent applications related to epigenetic test methods and medical cosmetics, in which 4 patents were issued. Dr. Li completed his postdoctoral training at Memorial Sloan-Kettering Cancer Center and served as faculty-level attending biologist at Memorial Hospital in New York prior to joining EpiGentek. He was also the visiting professor at University of South China Medical College and a reviewer of several top biological journals including Cancer Research and Nucleic Acid Research. As an executive, he will devote approximately 20 hours per week to EpigenCare initially on a part time basis (his primary role will currently be at EpigenCare).

Jessica Li

Jessica Li is currently CFO and Board Member of EpigenCare Inc., since its inception in April 2017. She has more than 20 years of experience in accounting, finance, banking, and business management. She is a co-founder of EpiGentek Group, Inc., a biotechnology reagents company specializing in epigenetics, where she developed and facilitated financial strategies, budget and cost management, and accounting operations to ultimately increase overall enterprise value. She held the role of Chief Financial Officer since March 2005. Before joining EpiGentek, she worked at several CPA firms as well as in the banking sector in New York. She holds a bachelor's degree in finance and an MBA from the New York Institute of Technology School of Management with a concentration in accounting. As an executive, she will devote approximately 15 hours per week to EpigenCare initially on a part-time basis (her primary role will currently be at EpiGentek).

Number of Employees: 5

Related party transactions

The Company leased its office and lab space, located at 110 Bi County Blvd, Suite 122, Farmingdale, NY, with a one-year sublease term from its related party EpiGentek Group Inc. The monthly payment on the sublease agreement was $1,000 per month. EpiGentek Group Inc. is majority controlled by the same majority shareholders of the Company, William Lee, Adam Weiwei Li, and Jessica Li. The related party, EpiGentek Group Inc., of the Company has provided a credit of line for $100,000 with 1% interest rate. As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032, inclusive of the sublease rent payments. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately. Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%. The Company has allocated 6,325,000 of its 100,000,000 total tokens to its founders, team members, and advisory team as follows: William Lee, CEO/Co-Founder: 2,000,000 Adam Weiwei Li, CSO/Co-Founder: 2,000,000 Jessica Li, CFO/Co-Founder: 2,000,000 Ashley Pottash, Business Strategy Lead: 75,000 Stephen Fiser, Software Development Lead: 0 Richard Wildnauer, Business Advisor: 50,000 James Yen Wang, Dermatology Advisor: 50,000 Brennan Bennett, Blockchain Advisor: 50,000 Rebecca Fry, Epigenetics Advisor: 50,000 Tim Bukher, Legal Strategy Advisor: 50,000 All tokens to the above persons will be distributed: (a) after conclusion of our anticipated Regulation D 506(c) offering; and (b) upon raising a minimum of $2 million through the combined efforts of all of our offerings, including Regulation CF, D, and S exemption offerings. Upon distribution of tokens, they shall be subject to a 1-year vesting period before they may be potentially traded on a secondary market, subject to any regulations at that time. A remaining 3,675,000 tokens are reserved for future potential team members and advisors.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **All financial investments, including ICOs, are inherently of risk.** All investments are generally speculative in nature and involve substantial risk of loss. We strongly encourage investors to use full due diligence to invest carefully, such as to obtain independent investigations from professional advisors prior to acting upon the information we publish. Due to the developmental nature of blockchain technology, we do not warrant or guarantee the success in your investment arising out of your participation in this Initial Coin Offering ("ICO"). Any investment decisions and outcomes remain the responsibility of the individual. Additionally, the value of ICO tokens may be adversely affected by factors out of our control including, but not limited to: (a) downturns in economic conditions; (b) reputation of relevant industry influenced by inappropriate actions of competitors or other organizations; (c) bankruptcies, financial difficulties, or defaults by cryptocurrency exchanges; (d) changes in operating costs or expenses; (e) changes in or increased costs of compliance with relevant legislation; (f) falsified information, news, or rumors perpetuated by others; (g) malfunction or abandonment of underlying blockchain protocols or blockchain mining exploitation; and (h) civil unrest, acts of God or natural disasters, and acts of war or terrorism.
- **We may be subject to skincare, personal genomics, or healthcare regulations.** Cosmetic skincare products are currently not subject to FDA clinical trials or regulatory approval, but we cannot guarantee or predict future regulatory changes or requirements. Although we provide only a guidance for cosmetic-related offerings, we are not certain whether the FDA or similar regulatory bodies will require us to modify or reduce the degree, amount, or claims of scientific recommendations or explanations in our test reports. This may either cause our value proposition to consumers to be reduced, potentially leading to less accurate reports and decreased sales, or otherwise incur significant compliance costs with the FDA or similar regulatory bodies. Regardless, we will take precautionary measures in the event that any unexpected regulations emerge.
- **Our tokens may be illiquid for long periods of time.** Our tokens that are purchased will be marked with a 1-year restricted legend. This means that they should not be traded on secondary markets until this legend attribute has been removed after 1 year, anticipated to be around June 2019. Although popular ICO token assets are generally considered very liquid due to the ease of transfer using blockchain technology, there is nevertheless the risk of financial illiquidity if such tokens are not or never listed in a tradeable exchange. This may be due to compliance regulations such as those from the SEC as well as state-level regulations such as BitLicense. We may also be acquired by another company in the future, but we would not have control on whether they choose to use our tokens or to convert them to their own equivalent asset, if at all.
- **There is unpredictability regarding regulations for blockchain and cryptocurrency related or derived assets.** Due to the novel nature of blockchain-based technology, there is currently unclear or insufficient government regulation or protection on how such ICO tokens are to be traded or transferred. Therefore, if the tokens are tradeable on a secondary market, then market

manipulation such as pump-and-dump schemes by unsavory third parties may exist until appropriate regulations are eventually enforced. Additionally, unforeseen government regulation may result in complete illiquidity of cryptocurrencies and its derivatives such as through the restriction of cryptocurrency exchanges. Perceived market price of ICO tokens may not necessarily represent their true fundamental value and may be subjected to over-speculation and therefore extreme corrections and volatility. High volatility assets are generally considered investments of risk.

- **Our forward-looking statements are not indicators of guaranteed success or returns.** Past performance is not always indicative of future results. Particular statements, strategies, estimates, and financial information we provide may constitute forward-looking statements or information. Such forward-looking statements or information involve known and unknown risks and uncertainties which may cause actual events or results to differ materially from the estimates or the results implied or expressed in such forward-looking statements.
- **Our intellectual property or patents may not be approved or, if approved, entirely enforceable.** Our intellectual property is a major value contributor to our company, and we are in the process of filing applications for patents of our technologies. Proprietary intellectual property, as well as trade secrets, are strong deterrents and barriers of entry to potential competitors. Although we are currently in the process of filing applications for patents of our technology, we cannot guarantee their approval or eventual enforceability if approved. The cost of enforcing of patent may also impede our decision to exercise our right to challenge or litigate an alleged patent violation. As intellectual property is a complex field of law, there remains a possibility that potential competitors may circumvent our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other unforeseen mechanism. Moreover, patents vary in their impact and level of enforceability in the country of issue. If competitors are able to bypass our patent protection without obtaining a license, it is possible that the Company’s value will be adversely impacted.
- **We may face unpredictable challenges with new and insufficiently proven blockchain technologies.** The token transaction mechanism in our digital platform and our business model's ecosystem is recorded on the Ethereum blockchain ledger. However, we do not have control over the software developments of the Ethereum network by the third-party Ethereum Foundation and its affiliated developers. Sometimes the Ethereum network undergoes updates known as a fork, which in rare incidences may lead to network disruption or bugs. In the event of any major Ethereum fork, we will closely monitor the nature of the fork and ensure tokens remain compatible with our business model. Should there be a risk of incompatibility, severe network congestion, insufficient transaction scalability, etc. that would lead to a critical and permanent disruption leading to impracticality, our contingency plan is to diligently migrate tokens into alternative smart-contract blockchains such as Stellar, NEO, Lisk, EOS, etc. via a token exchange event.
- **The nature of our product may introduce the potential for perceived liability.** Our skincare test involves scientific-based recommendations of third-party

products that are applied directly on an individual's skin. As we only determine the potential effects of certain ingredients of a third-party product in a specific and limited manner, we cannot ensure whether such products will cause side effects, allergic reactions, or similar reactions on a consumer's skin. Although we will communicate disclaimers to the consumer in order to remove or limit our liability, there may be a possibility that the consumer perceives the Company to be responsible for adverse reactions stemming from our product recommendations. This may lead to additional costs for the Company to defend against any potential lawsuits arising out of such discontent from a consumer. Additionally, our test involves analysis of a consumer's DNA profile. Although we address a consumer's privacy concerns by creating an anonymous association of their identity through blockchain records, there could be a data breach of consumer data in an unidentifiable, aggregated format. In such an event, the anonymization of data through the blockchain will mitigate the seriousness of the matter, but it may result in large data assets being potentially used to develop competitor businesses, insights, and/or strategies. This may cause loss of or reduced revenues by diminishing our competitive advantages.

- **We may encounter strong resistance or hostile actions by industry participants.** As our skincare test, recommendation engine, and digital platform may be highly disruptive to the existing skincare industry, skincare companies may attempt to stifle or deter our operations. It is unlikely for a skincare company to offer a similar product due to the limited number of recommendations they can make of their own product, but there may be a possibility of multiple companies forming partnerships to collectively challenge our business model. As part of our revenue model relies on skincare companies placing their products in our digital platform, we may see reduced revenues if any skincare companies refuse adoption of our platform. Lastly, should there be market tradeability of our digital tokens, a large organization may attempt to acquire all or a significant amount of tokens on the market in a hostile attempt to render them illiquid and not useable on our platform. In such an event, however, we have a special reserve pool of tokens to continue operation which thus acts a deterrent to such hostile action.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- William Lee, 33.0% ownership, Common Stock
- Weiwei Li, 37.0% ownership, Common Stock
- Jessica Li, 30.0% ownership, Common Stock

Classes of securities

- EPIC Tokens: 0

Voting Rights

EpigenCare's EPIC tokens do not include voting rights.

Restricted Legend

EpigenCare's EPIC tokens are a "functional security" with inherent utility. To ensure regulatory compliance, EPIC will be temporarily marked with a "restricted security" legend as a token attribute. Securities with a restricted legend generally have a 1-year holding period before investors may freely trade them on the market, or otherwise be held liable for violating US Securities and Exchange Commission (SEC) laws. This token attribute will be removed after approximately 1 year from the conclusion of the offering.

Revenue Sharing Rights

During the first year holding period and for two additional years thereafter, a revenue share based on all sales revenue, including pre-orders, will be paid proportionally as ETH (Ethereum cryptocurrency) equivalent to all circulating supply EPIC holders, thereby allowing investor participants to receive significant long term financial incentive for investing. An earnings report will be published once per quarter. Revenue sharing payments will be issued (either through a claiming or airdrop process) at the end of the 1-year holding period after the 4th earning report and an internal audit, followed by quarterly payments for the subsequent two years, based on the following payout rate:

Year	1	2	3
Share Rate	15% of Revenue	10% of Revenue	5% of Revenue
Pay Schedule	End of 1st Year	Quarterly	Quarterly

Clarification on Token Allocations

There will be 100,000,000 tokens generated in total as a fixed supply. Although 50,000,000 tokens are being offered for sale (2,675,000 are made available through this offering), an additional 10,000,000 tokens are reserved for bonuses and business development (such as the bonus perks in this offering). Moreover, another 10,000,000 tokens are distributed as follows: (a) 6,000,000 for the three co-founders; (b) 3,700,000 for key employees; and (c) 300,000 for the advisory team. This means that the Company's board members, employees, and team members will initially own a combined 10% of the total market capitalization of the tokens. Finally, the remaining 30,000,000 comprise: (a) the Company's operating pool on the digital platform; and (b) a special reserve pool for unpredictable and emergency use cases.

- Common Stock: 48,000,000

Common Stock

The Company is authorized to issue up to 80,000,000 shares of common stock. There are a total of 48,000,000 shares currently outstanding.

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, $0.0001 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay stock dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from stock dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that the Company may designate in the future.

What it means to be a Minority Holder

These digital tokens do not have any voting rights and therefore you will not have the ability to influence any decision in the Company. As a minority holder of our tokens, you may incur risk of high volatility in the value of these tokens should there be sudden and large volume trading activity from token holders of significant quantities, should these tokens become tradeable (subject to regulations after a 1-year holding period).

Dilution

There are 100,000,000 EPIC tokens minted as a fixed supply, and no further tokens will be created again. Investors should be aware that we are publicly offering 50,000,000 tokens during the public sale, with up to 10,000,000 additional tokens awarded as bonuses or as private investments. Additionally, 10,000,000 tokens will be distributed to board members, advisors, and employees of the Company. Over time, which may take years, the remaining 30,000,000 tokens will enter circulation until all 100,000,000 becoming the circulating supply. Investors should factor this in.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-02-15.

Financial Condition

Results of Operation

Since our April 2017 inception, we have not had any significant operating history. We have been primarily funded by the shareholders and related party, Epigentek Group Inc., to cover some basic operating costs, particularly website development and preliminary R&D. These amounts are detailed in the attached Financial Statements.

We have not yet generated any notable revenues -- we anticipate doing so when we begin our pre-order marketing campaign in Q3 of 2018. In particular, we anticipate the start of significant revenues in Q4 of 2018 upon completion of the commercialization process of our service and collection kit in retail form, as well as completion of a functional beta platform for corporate clients.

Based on our forecast, with the liquidity of the anticipated full raise Regulation CF amount ($1,070,000), we anticipate that we can operate the business for 6 months in the extreme scenario of no revenue generation. In this scenario, anticipated major expenditures include capital equipment ($200k), R&D towards commercialization ($100k), marketing ($260k), and personnel hiring ($350k). These estimates are based on typical biotech industry startup expectations, particularly from the co-founders' 10-year experience with successful operations of the related party EpiGentek Group Inc.

Should we raise less than the $1,070,000 funding goal through this Regulation CF offering, then all of the aforementioned assumptions shall be generally pro-rated in a reasonable manner such that expenditures are reduced proportionally to the funding. We will continue to raise funds through other offerings including Regulation D 506(c) and Regulation S for digital tokens or equity shares.

As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Financial Milestones

The Company is investing for continued growth of the brand, and is generating net income losses as a result. In the unlikely event that we generate no revenue at all after raising the maximum Reg CF amount of $1,070,000, then we estimate that we would be able to sustain 6-months of operations -- please see the "Results of Operation" and "Use of Proceeds" sections for further details. Part of our business model relies on blockchain technology which is considered novel and untested in the cosmetics market, but will accelerate consumer adoption of our main product (a direct-to-consumer epigenetic test) as blockchain's beneficial features for addressing privacy concerns become increasingly known to consumers.

Although we strongly believe that we will be able to achieve these milestones with commercially reasonable diligence, unforeseen circumstances could arise or circumstances may currently exist that we did not consider. Such circumstances may delay our aforementioned milestones, and possibly require us to raise additional amounts to sustain operations until we are able to achieve profitability. To mitigate this, we are anticipating additional Regulation D 506(c) and Regulation S exempt offerings to raise funds totaling $20,000,000 by end of Q2 2018, around the same time of our Regulation CF offering. This would allow us to significantly increase operational capabilities and marketing, and allow us to generate anticipated positive net income by 2020.

If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may need to reduce expenditures for personnel, contractors, marketing, and other envisioned expenditures including capital equipment. This could diminish our capability to rapidly expand operations and sales. If we are unable to both (a) implement and execute our proposed business plan; and

(b) raise capital through additional or alternative financing means, then we do not presently have any further alternative proposals. In this latter situation, investors should anticipate that their investment may be lost or unprofitable.

Liquidity and Capital Resources

Liquidity

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. In order to quickly take our commercialized product and service to the market, funds are critical to the process of enhancing our technological, and particularly our market, barrier of entry to potential competitors. If we raise our Regulation CF goal of $1,070,000, then we intend to diligently budget expenditures across a 6-month period. If we raise the bare minimum of $10,000 in this offering, then it will be spent immediately for marketing towards efforts to create awareness for our brand as well as for our further capital raising efforts. Additional details can be found in the "Results of Operation" section. The approximate total capital intended to be raised through all offerings (i.e., Regulation D 506(c) and Regulation S exemptions) of our tokens is $20,000,000 by June of 2018.

Capital Resources

The Company is also seeking to raise capital through other separate offerings for its tokens including a Regulation D 506(c) exemption to accredited investors, as well as a separate Regulation S exemption to international investors. The total intended funds to be raised is approximately $20,000,000. To date, the shareholders have funded some of the Company's operations. Additionally, the shareholders of the Company are also the majority shareholders of the related party Epigentek Group Inc., a profitable biotechnology company generating positive cash flow and revenue. The related party has provided a credit of line for $100,000. The Company may also consider raising capital through sales of its stock/equity to venture capital firms or other organizations in the second year of operation.

Indebtedness

The related party, EpiGentek Group Inc., of the Company has provided a credit of line of $100,000 with 1% interest rate. As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032, inclusive of the sublease rent payments. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately. Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Recent offerings of securities

None

Valuation

$92,500,000.00

As we are raising capital using digital tokens rather than shares of equity, we have undertaken diligent efforts to produce a valuation of the Company to the extent of which would be considered reasonable based on the Venture Capital Method first described by Professor Bill Sahlman at Harvard Business School in 1987 (see http://blog.gust.com/startup-valuations-101-the-venture-capital-method/): 1. Return on Investment (ROI) = Terminal Value ÷ Post-money Valuation 2. Post-money Valuation = Terminal Value ÷ Anticipated ROI Terminal Value is the anticipated selling price for the company after 10 years. To calculate this we make an industry-specific assumption of 15% net margin (https://csimarket.com/Industry/industry_Profitability_Ratios.php?ind=801) and an industry-specific price to earnings ratio of 15:1 (Figure 15 of https://www.yardeni.com/pub/mktbriefsppesecind.pdf). We previously described a $1B revenue milestone by the 10th year, and thus with a 15% net margin of $150M multipled by 15:1 PE ratio would result in a $2.25B valuation. We chose the 10 year mark as the maximum duration for an expected exit strategy (See https://startupxplore.com/en/blog/exit-strategies-for-startups-and-investors/). As investors typically seek a 10-30X return from startups, we use a mid-point of 20X for the Anticipated ROI basis (See http://www.angelblog.net/Venture_Capital_Funds_How_the_Math_Works.html or https://medium.com/@harryalford3/3-ways-angel-investors-value-pre-revenue-startups-ee05c81c6d80). Based on our funding need of $20,000,000 to achieve positive cash flow and grow organically thereafter, here's how we calculated the Post-Money Valuation followed by final Pre-Money Valuation of this transaction: 1. Post-Money Valuation = Terminal Value ÷ Anticipated ROI = $2.25B ÷ 20X = $112.5M 2. Pre-Money Valuation = Post-Money Valuation – Investment = $112.5M – $20M = $92.5M

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000	$1,070,000
Less: Offering Expenses			
StartEngine Fees (6% total fee)	$600	$6,420	$64,200
Net Proceeds	$9,400	$100,580	$1,005,800
Use of Net Proceeds:			

R&D & Production	$0	$25,000	$400,000
Marketing	$6,400	$40,580	$360,000
Administration/Overhead	$1,000	$10,000	$95,800
Software Development	$0	$20,000	$100,000
Legal	$2,000	$5,000	$50,000
Total Use of Net Proceeds	$9,400	$100,580	$1,005,800

We are seeking to raise a minimum of $10,000 (minimum target) and up to $1,070,000 (main target) in this offering through Regulation Crowdfunding. If we manage to raise our main target amount of $1,070,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

- **R&D and Production:** Scientists, bioinformaticians, software developers, contracted companies, industry consultants, and capital equipment to realize the functional, commercialized Skincare Test service, the corresponding DNA collection kit, and the data network ecosystem platform. Also includes customer service, manufacturing, and various operational costs.
- **Marketing:** Advertising, promotions, sales, and strategic partnerships to extend the brand and product/service offerings, as well as to potentially create awareness towards generating additional or other sources of funding.
- **Administration:** Accounting, human resources, and general administrative costs.
- **Legal:** Corporate attorney, law firms, and legal consultants to ensure compliance with applicable skincare, business, and finance regulations.

If we raise the bare minimum of $10,000 in this offering, then it will be spent immediately for marketing towards efforts to create awareness for our brand as well as for our further capital raising efforts.

As of February 15, 2018, the related party EpiGentek has funded the Company's operating expenses in the amount of $23,032. If we raise at least $1,000,000 through this offering, we will repay the debt based on budgeted funds from the corresponding "Use of Net Proceeds" categories accordingly, as each category is already inclusive of this anticipated debt.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. The related party, EpiGentek Group Inc., of the Company has provided a credit of line of $100,000 with 1% interest rate. As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has NOT previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.epigencare.com under "Financial Reports". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EpigenCare Inc.

[See attached]

EPIGENCARE INC.

FINANCIAL STATEMENTS
WITH
INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FEBRUARY 15, 2018

EPIGENCARE INC.

TABLE OF CONTENTS

Wong & Co. Certified Public Accountants

57 West 38th Street,12F/L, New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

Independent Accountants' Review Report

To: The Board of Directors and Stockholders of
EpigenCare Inc.
New York, NY

We have reviewed the accompanying financial statements of EpigenCare Inc. (the "Company") which comprise the balance sheet as of February 15, 2018, and the related statements of operations, changes in stockholders' deficit, and cash flows for period from April 28, 2017 (inception) through February 15, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

57 West 38th Street, 12F/L, New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

Emphasis of Matter

The Company is dependent upon its stockholders to fund future operating expenses of the Company until such time the Company has sufficient capital and resources to fund its operating expenses for the foreseeable future. Should the Company's stockholders be unable or unwilling to fund such expenses, these circumstances would raise substantial doubt regarding the Company's ability to continue as a going concern (Note 1).

Wong & Co.

Wong & Co.
New York, New York
February 20, 2018

EPIGENCARE INC.
BALANCE SHEET
FEBRUARY 15, 2018

ASSETS

Current Assets:		
Cash (Note 2)	$	7,345
Equipment (Note 2 & 5)		423
Other Assets:		
Organization Cost		625
Website Development (Note 2)		15,131
		15,756
TOTAL	$	23,524

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:		
Accounts Payable and Accrued Expenses		5,868
Due to Other Company (Note 4)		23,032
		28,900
Shareholders' Deficit:		
Common Stock, $0.0001 par value; 80,000,000 shares authorized; 48,000,000 shares issued and outstanding (Note 3)		4,800
Accumulated Deficit		(10,176)
		(5,376)
TOTAL	$	23,524

See Accompanying Notes and
Independent Accountants' Review Report

EPIGENCARE INC.

STATEMENTS OF OPERATIONS

FOR THE PERIOD APRIL 28, 2017 (Inception) THROUGH FEBRUARY 15, 2018

Revenues:		
Sales	$	-
Less:		
Research and Development (Note 6)		(3,481)
Gross Profit Before Operating Expenses		(3,481)
Operating Expenses:		
Rent		2,000
Office Expenses		879
Computer And Networking Expenses		750
Professional Fees		2,500
Supplies		536
Bank Service Charges		30
		6,695
Net Loss	$	(10,176)

See Accompanying Notes and
Independent Accountants' Review Report

EPIGENCARE INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE PERIOD APRIL 28, 2017 (Inception) THROUGH FEBRUARY 15, 2018

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Issuance of Stock	-	$ -	48,000,000	$ 4,800	$ -	$ -	$ -
Net Loss	-	-	-	-	-	(10,176)	(10,176)
Balance at February 15, 2018	-	$ -	48,000,000	$ 4,800	$ -	$ (10,176)	$ (5,376)

See Accompanying Notes and
Independent Accountants' Review Report

EPIGENCARE INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD APRIL 28, 2017 (Inception) THROUGH FEBRUARY 15, 2018

Cash Flows From Operating Activities:	
Net Loss	$ (10,176)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Changes in Operating Assets and Liabilities:	
Increase / (Decrease) in Operating Liabilities:	
Accounts Payable and Accrued Expenses	5,868
Due to Other Company	23,032
Net Cash Provided by Operating Activities	18,724
Cash Flows From Investing Activities:	
Equipment	(423)
Organization and Website Development Costs	(15,756)
Net Cash Used by Investing Activities	(16,179)
Cash Flows From Financing Activities:	
Contributed Capital	4,800
Net Cash Provided by Financing Activities	4,800
Cash and Cash Equivalents at Beginning of Period	-
Cash and Cash Equivalents at End of Period	$ 7,345

Supplemental Disclosures of Cash Flows Information:	
Cash Paid During The Period For:	
Interest	$ -
Corporation Taxes	$ -

See Accompanying Notes and
Independent Accountants' Review Report

EPIGENCARE INC.

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 15, 2018

Note 1 - Organization

EpigenCare Inc. ("the Company") was incorporated as a C Corporation under the laws of the State of New York in April 28, 2017. The Company is a privately held personal epigenomics and digital biotechnology company based in New York. The company offers a direct-to-consumer epigenetics test to assess the dynamic state of one's skin type and quality and subsequently generate an actionable analysis report with scientifically matched skincare product recommendations.

The Company is dependent upon the stockholders to fund operating expenses for the foreseeable future as the Company is currently in the start-up phase. Until such time as the Company raises sufficient capital to fund its operations, the stockholders will be required to fund the Company's operating expenses. The Company's stockholders have committed to funding the Company's operating expenses at least through December 31, 2018. If the stockholders are unwilling or unable to fund such expenses, these circumstances would create substantial doubt about the Company's ability to continue as a going concern.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting which is in conformity with the United States' generally accepted accounting principles and accordingly reflect all significant receivable, payables, and other liabilities. All income is recognized when earned and expenses are recorded when incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for both financial reporting purposes and income tax purposes. Website development cost will be capitalized and amortized over the estimated useful lives of the related assets. Depreciation and amortization will be recorded at the fiscal year ending on March 31, 2018.

Subsequent Events

Management has evaluated subsequent events through February 20, 2018, the date at which the financial statements became avai lable for issuance. No events have occurred that would require adjustments to, or disclosure in the financial Statements.

Risks and Uncertainties

The Company may be subject to unforeseen risks and uncertainties typically encountered by companies in early stages of development. To address these risks and uncertainties, the Company must, along with other things, gain access to sufficient capital on terms acceptable to the Company; maintain and increase its customer base; implement and successfully execute its business strategies; continue to maintain and develop its technology; and recruit, retain, and motivate qualified personnel. Raised capital does not guarantee that the mitigation of such risks in its entirety or portion.

Note 3 - Stockholders' Equity (Deficit)

Common Stock

The Company is authorized to issue 80,000,000 common shares with a par value of $0.0001. As of February 15, 2018, there were 48,000,000 shares of common stock issued and outstanding.

The company has no designation of any preferred stock.

Note 4 - Related Party Transactions

Occupancy

The Company leased its office space, located at 110 Bi County Blvd, Suite 122, Farmingdale, NY, with one-year sublease term from its related party EpiGentek Inc. The monthly payment on the sublease agreement was $1,000 per month.

Due to other Company

The related party of the Company has funded the Company's operating expenses to date. These expenses are anticipated to be reimbursed once the Company obtains the sufficient funding. As of February 15, 2018, the Company owed $23,032 in total to its related party.

Note 5 - Equipment

	Cost	Estimated useful life In years
Equipment	$ 423	5

Note 6 - Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $3,481 for the period from April 28, 2017 (Inception) through February 15, 2018.

Note 7 – Commitments and Contingencies

The Company entered a sublease agreement with EpiGentek Inc. for an office space in Farmingdale, New York which expires in December 31, 2018.

The company's future minimum annual lease payment is as follows:

	Amount
December 31, 2018	$ 10,000

Rental expense paid to its related party at February 15, 2018 was $2,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EpigenCare is pending **StartEngine Approval.**


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EpigenCare
Truly personalized skincare.
Small OPO | Farmingdale, NY | Biotechnology | US Investors Only

Overview | Team | Terms | Updates | Comments | Share





Truly Personalized Skincare.

A Direct-to-Consumer Epigenetic Test

The age old question when it comes to skincare routines: *"Is this skincare product really working for me?"* The world spends $130 billion on skincare annually -- with **everyone's skin being individually unique**, there is a constant search for the ideal product that truly works.

At EpigenCare, we're connecting consumers with the best skincare products through a direct-to-consumer **personal epigenomics test**. Our recommendation engine filters through thousands of products from skincare companies based on the ingredients' epigenetic effects on one's skin profile, to deliver scientifically targeted and actionable solutions in the analysis test report.

A Blockchain-Powered Digital Platform

EpigenCare is **transforming the skincare industry** by strategically commoditizing skin profiles in a way that directly benefits the consumer. Each person is assigned a digital wallet to receive tokens when a company targets personalized products to him or her via our recommendation engine. Tokens can then be spent to subsidize additional skincare tests and continuously improve tracking of one's skincare routine. Our structured ecosystem ensures data sold to companies are solely and directly for one's individual benefit, which can be transparently verified as a tamperproof blockchain record -- without revealing any identity.

Tokens, with an initial offering value at $0.40 each, are planned to be tradeable on a secondary cryptocurrency exchange market. These tokens are called *EPIC* in our ecosystem, which is a derivative of Ethereum, the second-largest coin by market capitalization after Bitcoin.

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

How Our Skincare Test Works

In December 2017, we've completed development in our lab of a working proof-of-concept of our skincare test, and we're looking to bring the product into a commercialized and robust retail format.



1. Submit your samples.

Collect your DNA from skin samples at home using our easy-to-use, non-invasive collection kit.



2. Receive epigenetic analysis report.

Access an online report after we analyze your epigenetic profile within 3-4 weeks.



3. Get personalized skincare options.

Receive name brand & boutique skincare product recommendations tailored to your profile.


Truly Personalized
Skincare Starts Here
epigenCare
epigenCare


Guidance on how to interpret skin indicators
General information on the test principles
Recommended options of personalized products
Normalized scoring of skin indicator quality
Detailed explanation of recommendations
Tested panel of genes and their epigenetic levels

What is Epigenetics?

Epigenetics is the study of biological mechanisms (e.g., DNA methylation) that can switch genes on or off. Whereas you have the same genetics from the day you're born and throughout your entire life, *epi*genetics on the other hand **encapsulates the dynamic effects of skin**. Learn more.

The Science Behind Our Test

Consumers will self-collect DNA from their skin with a non-invasive kit and mail it back to our facilities for methylation-based next-generation sequencing. Our test looks at a **proprietary panel of epigenetic markers** strongly associated with eight major skin quality indicators:

- Aging
- Firmness & Elasticity
- Moisture
- DNA Damage & Repair
- Cell Regeneration
- Sensitivity Response
- Oxidation & Antioxidation
- Pigmentation

We then look at skincare product ingredients and their effects on these indicators, and deliver product recommendations in the consumer's report. Our panel of epigenetic markers was developed through the supporting effort of EpiGentek, a renowned supplier of epigenetic research reagents. These markers are well proven to be associated with the indicators in many academic publications as well as in our own lab research. For example, the *SEC31L2* gene, whose protein product regulates collagen secretion, is highly methylated in the skin of older individuals.

Our Business Model

We're in the beginning stages of building a prototype of the digital platform. Our recommendation engine will allow us to algorithmically match the optimal composition of existing products on the market to the consumer's epigenetic skin profile. We're indexing about 20,000 skincare products and their ingredients (FDA-mandated sources), ranging from luxury to boutique. Skincare **companies can leverage the recommendation engine** as follows: (1) completed skincare tests with available recommendation slot inventory are sent to a temporary holding pool for companies to have a chance to target profiles before the reports are delivered to the consumers; or (2) companies can select the data segments to reach or a specific product they want to promote, then set their budget and competitive bid price (guided by predictive modeling), which will enable their products to be auto-inserted into matched consumer's reports as the tests come.



Consumers

Seeking personalized skincare products best tailored to their skin type and quality.

EpigenCare

Incentivize consumers for skincare tests & allow companies to target them with qualifying products.

Companies

Seeking increased revenue by targeting individualized products to consumers efficiently.



CONSUMER Desires Personalized Skincare
EpigenCare Network
COMPANY Desires Targeted Product Sales & Development
Buys Epigenetic Skincare Test
Incentivize Consumer for Additional Tests
Buys Market Segment Data
Receive Analysis & Product Recommendation
Analysis Data Segmented and Stored Anonymously
Use Product for a Period, then Re-Assess Result with New Test
Auto-Screened for Epigenetic Match Rate
Targeted Product Recommendation Advertisement
Product Research & Development



Certain Consumers are matched based on a skincare Company's desired data criteria (as well as budget)
epigenCare
Companies spend EPIC to target qualifying products to certain Consumers of relevant segment
Consumers spend EPIC for EpigenCare skincare tests to get personalized options
EpigenCare distributes a portion of EPIC to Consumers that fall within the data set segment

A Structured Ecosystem

Unlike many blockchain based platforms, we are building a structured ecosystem rather than an open ecosystem. This means that consumers and skincare companies operate within the defined rules of our ecosystem which are, in a nutshell, to seamlessly and automatically connect consumers with personalized skincare products. **We address the major problem of perceived intrusiveness** often associated with direct-to-consumer tests requiring DNA. In our controlled ecosystem, data can only be purchased by companies to deliver a personalized product to the consumer, and this can be proven to consumers on the immutable ledger feature of the blockchain. We associate tokenized data with transaction hash IDs on the Ethereum blockchain so that consumers will be able to transparently verify that sales of their data is being facilitated strictly for their own benefit, while anonymizing their identities.

A Recurring Business Model

Because skin is dynamic and can be encapsulated through epigenetics, our test allows for a recurring business model by quantifying progress of one's skincare routine. Tokens rewarded to consumers can be subsidized for additional tests, thereby contributing more data and purchasable recommendation slots back to the platform. Our structured ecosystem model puts **tokenization and blockchain technology into a real-use application**. Epigenetic changes are predicted to be reflected within several weeks, and we recommend conducing a test one to two times per year to track progress. We also help buyers save money in the long run by reducing wasteful or blind spending on non-effective skincare products.

Investing in Our Tokens

A direct investment into the valuable, core business mechanism of our company.



More Skincare Tests
More Data Profiles
More Target Segments
More Accurate Matching Algorithm
More Accurate Product Options
Token Value Growth

The EpigenCare token, shortened as *EPIC*, serves the following functions:

- Acts as the transactional unit of access into EpigenCare's data points and the recommendation engine for skincare companies.
- Acts as an anonymous associator of the data points purchased by skincare companies to the consumers.
- Incentivizes consumers to pay for additional skincare tests, thereby contributing additional data for companies to potentially target.

All data and skincare test purchases are seamlessly recorded on the blockchain through a tokenized transaction, even if purchasing with credit card. Since *EPIC* tokens are of fixed supply and serve as transactional units of access, the market value of each *EPIC* potentially increases as there is an increase in demand for data and tests. This depletes available tokens on the market and creates a scarcity effect. Tokens are divisible to the 18th decimal place, thereby increasing the value of each individual full token. Our plan is for these tokens to be tradeable on a secondary exchange market after a 1-year holding period, but subject to the regulatory landscape at that time.

REVENUE SHARING PAYMENTS

Token investors will also proportionally receive revenue sharing payments based on 15%, 10%, and 5% of first 3 years of revenue, respectively. These payments will be made in ETH (Ethereum), which can be traded for USD or BTC on an exchange such as Coinbase or Gemini.

Market Opportunity

In 2016, global skincare industry revenue was $130 billion USD. By 2023, the industry is expected to grow 5% annually to **over $180 billion**[1]. According to a 2017 US survey, around 147 million US residents regularly purchased skincare products, 30 million of whom spent between $100 to $500 per person within 3 months (or $400 to $2,000 annually), with a further 1.4 million consumers spending more than $2,000 annually[2]. To calculate the estimated number of regular skincare product users globally, we need to account for purchasing power parity and thus we looked at the lowest spending tier in the US -- 75 million US residents spent less than $50 within 3 months (or less than $200 annually). If we take a median spend of $100 per person annually and apply it on a global basis, and since the global market value for skincare products is over $130 billion, then we can estimate that a total of *at least* 1 billion people regularly purchases skincare products.

To ensure **fast-track market entry and growth**, we are also raising additional capital through a concurrent Regulation D 506(c) and Regulation S exemption offering, for a total fundraising goal of approximately $20,000,000, in addition to this Regulation Crowdfunding offering.


~1 billion
Regular Skincare Product Users Globally
$130 b
Worldwide Skincare Market
$30 b
North American Skincare Market
>30 m
US Users Spending $400+ Annually

Preference for Scientific Personalization

A recent study shows that 45% of adults are interested in a scientifically based test for personal skincare and would even prefer this compared to getting their product from other channels such as department store representatives or filling out online questionnaires[3]. With our personal epigenomics solution, if we are able to capture just 9.6% of the 1 billion users in the global skincare product market (a rate determined by applying the 45% science preference to the upper spending US proportion of 31.4 million out of 147 million consumers), then the number of personalized tests can reach over 96 million each year – a potential **$20-30 billion market for skincare tests**.


Global Skincare by Region
23.6%
24.8%
38.5%
13.1%
North America
Europe
Asia-Pacific
LAMEA

Source: Euromonitor International

[1] "Cosmetic Skin Care Market: Global Industry Analysis, Trends, Market Size & Forecasts to 2023." Infinium Global Research, September 2017.
[2] "U.S. population: How much money did you spend on skin care products in the last 3 months?" Statista, September 2017.
[3] "Skin Care Made in the Lab Just for You: The Future of Personalization." Canadean, 2014.

A Formula for Success

We will operate on the global market, with our initial target demographic as the high-spending segment in the United States. Our revenue forecast is as follows:

2018: $0.5 million; 2019: $5 million; 2020: >$20 million

To **achieve $1 billion** USD in annual revenue by the ten-year mark, we are aiming to capture 5% of the 30 million high spending US segment with 2 skincare tests per year. On a global scale, this revenue goal may be achieved much earlier and/or even higher.

Assumptions:

- Consumers spend $150-$300 per skincare test, with an average of $225 to factor in token subsidies
- Companies spend about $10 per targeted consumer via a bidding process for available recommendation slots in the test report

Revenue Calculations:

- $675 million: Sell 2 tests at $225 each to 5% of 30 million users annually (30 million users x 5% x 2 tests x $225)
- $360 million: Sell 12 targeted recommendation slots at $10 each per test profile annually (3 million tests x 12 slots x $10)

VAST MARKET SIZE

The skincare industry will be over $180 billion US dollars by 2023

RECURRING BUSINESS MODEL

Skin is dynamic and its epigenetic progress is measurable

SCIENTIFICALLY GROUNDED

We use actual epigenetic testing to determine skin quality

INDUSTRY DISRUPTIVE

We change the way consumer buying decisions are made for skincare products

CONSUMER INCENTIVIZATION

Provides consumer data ownership and facilitates new data into the ecosystem

ANONYMOUS TRANSPARENCY

Track where and how one's data is used without revealing his or her identity

---

"This revolutionary business model promises to uniquely take advantage of the rapidly developing fields of epigenetics and blockchain to develop a database [and] solve the problem of product selection for personalized targeted skin care. It reduces the costs and frustrations of multiple product trials by consumers, provides cosmetic companies with another tool to guide product development, and provides a basis for monetization by the consumer participants and EpigenCare." -

Dr. Richard Wildnauer, Business Advisor, Former CEO of NeoStrata and VP at Johnson & Johnson

---

Q2 2017

Founding

EpigenCare Inc. established in New York, USA

Q4 2017



Proof-of-Concept Successful

Epigenetic-based skincare test successfully developed and proven

Q1 2018



Fundraising

ICO token generation event (crowdsale)

Q2 2018



Pre-Order Campaign

Launch marketing campaign for product pre-orders (anticipated)

Q3 2018



Beta Skincare Test

Limited launch of beta version of commercialized skincare test (anticipated)

Q4 2018



Skincare Test, Network Beta

Full skincare test launch to public; launch EpigenCare Network open beta (anticipated)

Q1 2019



Mobile App

Launch consumer mobile application (anticipated)

Q2 2019



EpigenCare Network

Launch official EpigenCare Network platform (anticipated)

Q3 2019



Retail Initiatives, API

Establish retail distribution channels of skincare test kit, deploy Application Programming Interface systems (anticipated)

Q4 2019



Partnership Initiatives

Establish partnership and additional distribution channel network of dermatologists, spas, beauty salons, etc. (anticipated)

2020+



Deep-Learning A.I.

Integrate deep-learning artificial intelligence elements based on epigenetic skin data; develop complementary A.I.-based mobile imaging application (anticipated)

In the Press

SHOW MORE

Meet Our Team







William Lee

CEO, Director, Co-Founder

William Lee is currently CEO and Board Member of EpigenCare Inc., since its inception in April 2017. He is an entrepreneur with over 10 years of experience in both the biotechnology and entertainment sectors. Currently a shareholder of EpiGentek Group Inc., a biotechnology reagents company specializing in epigenetics, he has held the role of VP of Operations since June 2014 and Chief Operating Officer since January 2018. He had also previously founded music licensing and gaming ventures. He has significant experience in management, operations, web development, and both B2B and B2C marketing. Having a passion for disruptive technologies, he invested in Bitcoin in 2013 and subsequently Ethereum in its early days. William Lee studied at New York University and Carnegie Mellon University. While pursuing his MBA at the Carnegie Mellon Tepper School of Business, William realized the vast startup opportunity in the blockchain space and sought to bring the disruptive technology into consumer biotech. As an executive, he will be devoted to EpigenCare on a full time basis.

Adam Weiwei Li, MD, Ph.D.

CSO, Director, Co-Founder

Dr. Adam Li is currently CSO and Board Member of EpigenCare Inc., since its inception in April 2017. He is also the scientific founder and CSO of EpiGentek Group, Inc., a biotechnology reagents company specializing in epigenetics, since March 2005. He has more than 20 years of experience in oncology and pharmacology as well as 15 years of experience in epigenetic research. His publication list includes 46 peer-reviewed papers in the cancer and epigenetic fields. As the first inventor, he has filed 11 patent applications related to epigenetic test methods and medical cosmetics, in which 4 patents were issued. Dr. Li completed his postdoctoral training at Memorial Sloan-Kettering Cancer Center and served as faculty-level attending biologist at Memorial Hospital in New York prior to joining EpiGentek. He was also the visiting professor at University of South China Medical College and a reviewer of several top biological journals including Cancer Research and Nucleic Acid Research. As an executive, he will devote approximately 20 hours per week to EpigenCare initially on a part time basis (his primary role will currently be at EpigenCare).

Jessica Li

CFO, Director, Co-Founder

Jessica Li is currently CFO and Board Member of EpigenCare Inc., since its inception in April 2017. She has more than 20 years of experience in accounting, finance, banking, and business management. She is a co-founder of EpiGentek Group, Inc., a biotechnology reagents company specializing in epigenetics, where she developed and facilitated financial strategies, budget and cost management, and accounting operations to ultimately increase overall enterprise value. She held the role of Chief Financial Officer since March 2005. Before joining EpiGentek, she worked at several CPA firms as well as in the banking sector in New York. She holds a bachelor's degree in finance and an MBA from the New York Institute of Technology School of Management with a concentration in accounting. As an executive, she will devote approximately 15 hours per week to EpigenCare initially on a part-time basis (her primary role will currently be at EpiGentek).



Ashley Pottash

Business Strategy Lead

Ashley Pottash is a strategic and creative brand builder with more than 8 years' experience in the fashion and beauty industries. She specializes in visual merchandising for luxury brands and is Senior Manager of Global Visual Merchandising at Coty, Inc. for Marc Jacobs and Calvin Klein fragrances. Ashley served as Manager of Merchandise Development and Purchasing at CHANEL for all makeup, skincare, and fragrance point of sale collateral. After leaving CHANEL, she spearheaded visual merchandising and store design for the innovative beauty and skincare brand, Charlotte Tilbury. Ashley graduated early from the Robins School of Business at the University of Richmond with a focus on business and marketing.



Stephen Fiser

Software Development Lead

Stephen Fiser is a software engineer specializing in blockchain technology, Solidity, and dApps. After graduating from the University of Arkansas with a degree in biophysics, Stephen worked in the corporate information technology sector. Wanting to focus on emerging technologies, he moved to New York City and shifted gears to work with startup companies until 2014 when he founded Blue Bear Digital Inc., a full-fledged software development agency.



Richard Wildnauer, Ph.D.

Advisor (Business)

Dr. Richard Wildnauer has more than 30 years of experience in the dermatological, cosmeceutical, and pharmaceutical industries. He is the former CEO of NeoStrata and worked at Johnson & Johnson companies in senior executive positions as well as VP of Skincare Technology and Business Development at J&J Corporate. He formed RHW Associates LLC to provide strategic and operations advice to Boards and CEOs of entrepreneurial life sciences and healthcare companies based on broad industry career experience ranging from R&D director to President/CEO to Board Chairman. In addition, he previously served as Board Chairman for EuroMed, Inc. and currently serves as Board Director at Dynamis Skin Sciences. Dr. Wildnauer holds a Ph.D. in Biochemistry from West Virginia University and an MBA degree from Rider University. He has published numerous scientific articles in dermatology and skincare and is also a Life-Member of the American Academy of Dermatology, and a member of the National Association of Corporate Directors and of the American College of Corporate Directors.



James Wang, MD

Advisor (Dermatology)

Dr. James Y. Wang is a Board certified dermatologist and dermatopathologist who is in clinical practice in Beverly Hills, California. He is currently the acting CEO of Curebiotech, Inc., a Philadelphia-based biotechnology startup focused on immune and stem cell therapies for skin diseases and metastatic cancers. Dr. Wang received both his MD and MBA from Harvard, and trained at other prestigious institutions including UCLA, Memorial Sloan Kettering Cancer Center, and NY-Presbyterian Hospital.



Brennan Bennett

Advisor (Blockchain)

Brennan is a co-founder and the current COO of QBRICS, Inc. and the Founder of Blockchain Healthcare Review. He is an experienced health information technology (HIT) blockchain implementation strategist who holds a MS in Biomedical Informatics from Rutgers School of Health Professions and has professional background as an enterprise strategy consultant in the pharmacy line of business. Brennan currently is involved in the blockchain space as an advisor, consultant, publicist, columnist and co-contributor of several proprietary blockchain technologies.



Rebecca Fry, Ph.D.

Advisor (Epigenetics)

Dr. Rebecca Fry is the Carol Remmer Angle Distinguished Professor and Associate Chair in the Department of Environmental Sciences and Engineering at the Gillings School of Global Public Health at UNC-Chapel Hill. Dr. Fry is the principal investigator of several multi-million dollar NIH-funded grants. She is the Director of the Environmental Health Sciences' T32 Training Grant and Director of Graduate Studies in the Curriculum of Toxicology. Dr. Fry holds a Ph.D. in biology with postdoctoral training in toxicogenomics and environmental health sciences. Her research at UNC has identified epigenetic mechanisms that relate toxic substances to children's health. She has served on the committee for the National Academies of Science (NAS) National Research Council for the IRIS review of inorganic arsenic, as a reviewer for the cancer and non-cancer risk assessment of arsenic in food by the Food and Drug Administration, and on the funding selection committee of the International Agency on Cancer Research.



Tim Bukher

Advisor (Legal Strategy)

Tim Bukher is an attorney-at-law and founding partner of Thompson Bukher LLP, representing investment funds and technology startups in securities, venture capital, and corporate matters. Tim's background and national recognition as an information technology expert has brought his practice to the forefront of legal developments in blockchain and cryptocurrency. Tim also leverages his experience in the startup and venture capital sectors to serve as a direct adviser to numerous companies in the blockchain space. Most recently, he served as US legal counsel in the highly successful SingularityNET crowdsale. Tim received his J.D. from the Benjamin N. Cardozo School of Law, and he holds a degree in Economics from New York University.

Offering Summary

Company	EpigenCare Inc.
Corporate Address	110 Bi County Blvd. Ste. 122 Farmingdale, NY 11735 USA
Description of Business	Digital biotechnology company for epigenetic-based personalized skincare
Type of Security Offered	ERC20-Standard Digital Tokens
Name or Symbol of Security	EpigenCare Credits or "EPIC" Tokens
Purchase Price of Security Offered	$0.40
Minimum Investment Amount (per investor)	$400

Investment

$0.40 per *EPIC* token | 2,675,000* available for sale through this offering

**Maximum subject to adjustment for bonus tokens. See 10% Bonus below*

50,000,000 tokens total from all offerings, with up to an additional 10,000,000 allocated for bonuses

100,000,000 tokens total fixed supply

Token holders proportionally receive revenue sharing payments based on 15%, 10%, and 5% of first 3 years of revenue, respectively

Revenue sharing payments are first paid at the end of a 1-year holding period, then quarterly thereafter

Perks*

$400+ Acknowledgement of contribution on official EpigenCare webpage (optional)

$800+ 5% Additional Token Bonus

$2,400+ 10% Additional Token Bonus

$4,000+ 10% Additional Token Bonus + 1 Transferable First-Access Voucher for a Skincare Test ($299 value, US only)

$7,200+ 15% Additional Token Bonus + 2 Transferable First-Access Vouchers for a Skincare Test ($598 value, US only)

$10,400+ 15% Additional Token Bonus + 6 Transferable First-Access Vouchers for a Skincare Test ($1,794 value, US only)

**All perks will occur at the end of this offering. All token bonuses and vouchers will be issued separately by EpigenCare, not StartEngine.*

Token Delivery

All tokens will be delivered by EpigenCare to your Ethereum wallet address between April 16, 2018 and June 30, 2018. If you do not possess an Ethereum wallet address, you will be provided with one along with its private access key with instructions for access and safekeeping.

The 10% Bonus for StartEngine Shareholders

EpigenCare Inc. will offer 10% additional bonus tokens for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any tokens you purchase. For example, if you buy 400 EPIC Tokens at $0.40 / Token, you will receive 40 EPIC Bonus Tokens bonus, meaning you'll own 440 tokens for $160. Fractional tokens will not be distributed and token bonuses will be determined by rounding down to the nearest whole token.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. The related party, EpiGentek Group Inc., of the Company has provided a credit of line of $100,000 with 1% interest rate. As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Meet Jane. Concerned with her wrinkles, she spends over a thousand dollars a year on skincare products. But she's always thinking -- "Is this brand really working?"

So she looks to personalized solutions. The sales rep, beautician, and dermatologist all tell her that her skin *looks* like it needs Brand X. Jane wants to be a bit more specific.

So she turns to a personal genomics test. But their report doesn't recommend any specific products to use! Realizing it's because she has the same genetics since the day she was born, Jane doesn't think it could accurately reflect the current state of her skin.

Introducing the EpigenCare direct-to-consumer test, based on epigenetic markers associated with dynamic and CURRENT indicators of skin quality such as aging, moisture, elasticity, and more. Jane is thrilled and buys the skincare test! Soon, EpigenCare is sequencing her DNA and determining the epigenetic profile of her skin.

Meet Bob. He works at Acme Skincare. His company spends hundreds of millions of dollars a year on advertising. He learns EpigenCare has indexed Acme's product ingredients and has a digital platform to scientifically target *very* specific consumer segments.

Bob gives the platform a try and sets a budget for EpigenCare's recommendation engine. It targets the Acme brand to all consumers whose skin profile would best benefit from the epigenetic effects of its ingredients. Acme is charged equivalent tokens from their account balance.

Jane gets her report back and is excited to learn that the Acme brand would optimally address her skin's accelerated aging. She also learned she was rewarded tokens from Acme. Supsicious of her data being sold, she clicks "Verify Personalization" and sees that her data was indeed used only this one time based on blockchain records.

With her privacy concerns at ease, Jane rushes off to the store and buys Acme's product. She can't *wait* to spend the tokens on another test in a few months and see how her new skincare routine works out!

EpigenCare -- Truly Personalized Skincare, based on epigenetics and blockchain technology.

Learn more at token.epigencare.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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